June 9, 2023

VIA EDGAR
==========
Elisabeth Bentzinger
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Starboard Investment Trust; File Nos. 333-159484 and 811-22298

Dear Ms. Bentzinger,
On April 6, 2023, Starboard Investment Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the Adaptive Alpha Opportunities ETF, RH Hedged Multi-Asset Income ETF, RH Tactical Outlook ETF, and RH Tactical Rotation ETF (each a “Fund” and, collectively, the “Funds”). On May 23, 2023, you provided comments to the Registration Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
Prospectus:
Summary – All Funds
Comment 1. Please clarify what the put and calls are on and whether the use of the options is part of the volatility strategy or if they may be used otherwise.
Response. The Registrant has made the revision requested.
Comment 2. In “Principal Risks of Investing in the Fund – Options Risk”, please update the risk to include disclosure on the risks associated with calls.
Response. The Registrant has revised the disclosure as requested.
Comment 3. Please confirm supplementally whether a material repositioning of the Funds’ portfolios will be made as a result of each Fund’s changes to its strategy. If so, add disclosure to the Portfolio Turnover Risk that shareholders may have negative tax consequences due to the repositioning of the Fund’s portfolio. Please also add disclosure to the portfolio turnover section of the SAI if applicable.

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Response. The adviser has confirmed to the Registrant that there is not expected to be a material repositioning of either Fund’s portfolio as a result of the change in each Fund’s strategy.
Comment 4. In “Principal Risks of Investing in the Fund – Emerging Markets Risk”, please disclosure that market manipulation may be greater in emerging market countries. Please also add risks related to investing in China if appliable.
Response. The Registrant has revised the emerging market risk disclosure as requested. The adviser has confirmed to the Registrant that investments in China will not be a material investment strategy of the Funds.
Comment 5. Please consider updating the COVID 19 Risk.
Response. The Registrant has revised the disclosure as requested.
Comment 6. In “Performance Information”, if the change to the Funds’ strategies could impact performance, then add a statement that the Fund changed its investment strategy in the lead in the performance table. Please also update the quarter end performance information.
Response. The Registrant has made the revision requested.
Comment 7. Some of the Funds include a risk for cash and cash equivalents and some do not. Please add the risk for all Funds or explain supplementally why it is not applicable.
Response. The Registrant has made the revision requested.
Summary – RH Hedged Multi-Asset Income ETF
Comment 8. Please confirm supplementally that no management fee will be charged to the subsidiary and that other expenses in the fee table includes the expense of the subsidiary.
Response. The Registrant so confirms.
Comment 9. Please consider reordering the sentences in the buy-write section so that an explanation of what this is appears first.
Response. The Registrant has revised the disclosure as requested.
Comment 10. Does the counterparty credit risk for this Fund also apply to all the Funds given that they all invest in derivatives?
Response. The Registrant has added the risk to each Fund.
Comment 11. Please update the LIBOR risk.
Response. The Registrant has revised the disclosure as requested.
Summary – RH Tactical Outlook ETF
Comment 12. Should the reference in the description of the risk management strategy to the use of call options also be in the description for the other Funds?

Response. The adviser has confirmed to the Registrant that calls are used in this manner for all the Funds. The Registrant has revised the disclosure accordingly.
Additional Information about the Fund’s Investment Objectives, Principal Investment Strategies, and Risks
Comment 13. Note that counterparty credit risk is missing from Item 9.
Response. The Registrant has added the risk to Item 9.
Comment 14. In the table of risks, inverse ETF risk is not checked for the RH Hedged Multi-Asset Income ETF because it is included in leveraged and inverse ETF risk, but please check the box for both risks in the table.
Response. The Registrant has revised the disclosure as requested.
Financial Highlights
Comment 15. In the financial highlights, please incorporate the financial statements by reference. Please do the same in the SAI.
Response. The Registrant has incorporated the financial statements by reference.
SAI:
Comment 16. In the descriptions of the Subsidiary, it notes investments in commodity-linked derivatives. Please reconcile the disclosure with the disclosure in the prospectus.
Response. The Registrant has revised the disclosure as requested.
Comment 17. In “Borrowings” on p. 14 and in the section immediately following the fundamental investments restrictions in “Investment Limitations”, please add “and the rules thereunder” after the reference to the 1940 Act.
Response. The Registrant has revised the disclosure as requested.
Comment 18. The section “Organization and Management of Wholly-Owned Subsidiary”, the subsection titled “Additional Payments to Financial Firms” does not seem to be related to the subsidiary. Please consider moving the disclosure to another section of the SAI.
Response. The Registrant has moved the disclosure as requested.
Part C:
Comment 19. Please file the management agreement for the subsidiary as an exhibit to the registration statement as well as an audit consent.
Response. The Registrant confirms that it will file the management agreement with the subsidiary as well as the audit consent with the definitive filing for the Funds.

Comment 20. Please confirm supplementally that the board of the subsidiary will agree to the inspection of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and will designate an agent for service of process in the US.
Response. The Registrant so confirms.

* * *

If you have any questions or comments, please contact the undersigned at 678.553.2432.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle
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